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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                     Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                      (Amendment No. 3 and Final Amendment)

                                Zycon Corporation
                            -------------------------
                            (Name of Subject Company)

                                Hadco Corporation
                             Hadco Acquisition Corp.
                             -----------------------
                                    (Bidders)

                     Common Stock, Par Value $.001 per share
                     ---------------------------------------

                                   989852-10-8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Andrew E. Lietz
                             Chief Executive Officer
                                Hadco Corporation
                                12A Manor Parkway
                           Salem, New Hampshire 03079
                                 (603) 898-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         ------------------------------

                                    Copy to:

                            Stephen A. Hurwitz, Esq.
                              George W. Lloyd, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                High Street Tower
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000


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      This Amendment No. 3 amends and supplements the Schedule 14D-1 (the
"Schedule") relating to the tender offer by Hadco Acquisition Corp., a Delaware corporation (the "Purchaser"), and Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Zycon Corporation, a Delaware corporation (the "Company"), at $18 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together, and with any amendments or supplements thereto, collectively constitute the "Offer"). All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

      This Amendment No. 3 to Schedule 14D-1 constitutes the final amendment to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1.

         ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                  BIDDER

                                       AND

         ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Item 5 and Item 6 are hereby amended by the following additional information:

      On January 10, 1996, the Purchaser purchased 10,796,104 (or approximately
97.6 percent) of the Shares, for $18 per share or an aggregate of $194.3 million. The acquisition was made pursuant to a tender offer of the Purchaser as set forth in the Offer. Promptly after completion of the Offer, pursuant to the terms of the Merger Agreement and Section 253 of the Delaware General Corporation Law, the Purchaser was merged with and into the Company (the "Merger"), with the Company as the surviving corporation. As a result of the Merger, the Company now is a wholly-owned subsidiary of the Parent, and all Shares outstanding immediately prior to the effective date of the Merger (other than shares owned by the Parent, the Purchaser, the Company or any of their respective subsidiaries, or shareholders who properly perfect appraisal rights in accordance with Section 262 of the Delaware General Corporation Law, as amended) were converted into the right to receive $18 in cash, without interest and less any required withholding taxes.





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      A Notice of Merger and Notice of Appraisal Rights and a Letter of
Transmittal were mailed on January 16, 1997 to former stockholders of the Company. Copies of the Notice of Merger, Notice of Appraisal Rights and Letter of Transmittal are attached hereto as Exhibit (a)(12) and Exhibit (a)(13) and are incorporated herein by reference.

      On January 16, 1997, a Form 15 was filed with the Securities and Exchange Commission deregistering the Shares under the Securities Exchange Act of 1934, as amended. In addition, the Shares have been delisted from the National Association of Securities Dealers Automated Quotations System/National Market System.




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         ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended as follows:

(a)(12)  Notice of Merger and Notice of Appraisal Rights, dated January 16,
         1997.

(a)(13) Letter of Transmittal furnished with the Notice of Merger and Notice of Appraisal Rights.

(a)(14) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 furnished with the Notice of Merger and Notice of Appraisal Rights.





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                                    SIGNATURE



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 1997


                                    HADCO CORPORATION



                                    By: /s/ Timothy P. Losik
                                        ------------------------------------
                                        Name: Timothy P. Losik
                                        Title: Chief Financial Officer,
                                               Vice President and
                                               Treasurer



                                    HADCO ACQUISITION CORP.



                                    By: /s/ Timothy P. Losik
                                        -----------------------------------
                                        Name: Timothy P. Losik
                                        Title: Vice President,
                                               Treasurer and Secretary





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                                  EXHIBIT INDEX


Exhibit No.              Description                               Page No.
----------               -----------                               -------

(a)(12)                  Notice of Merger and Notice of
                         Appraisal Rights, dated
                         January 16, 1997

(a)(13)                  Letter of Transmittal furnished
                         with the Notice of Merger and
                         Notice of Appraisal Rights

(a)(14)                  Guidelines for Certification of
                         Taxpayer Identification Number on
                         Substitute Form W-9 furnished
                         with the Notice of Merger and
                         Notice of Appraisal Rights









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